

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2020

Jason Child
Senior Vice President and Chief Financial Officer
Splunk, Inc.
270 Brannan Street
San Francisco, California 94107

      Re: Splunk, Inc.
          Form 10-K for the Year Ended January 31, 2020
          Filed March 26, 2020
          File No. 001-35498

Dear Mr. Child:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology